EXHIBIT 21.01

SUBSIDIARIES

The Company has one wholly-owned subsidiary: iSt Services, Inc. iSt Services, Inc. was incorporated on September 25, 2002, in the State of Nebraska and is in good standing. The address of iSt Services, Inc. is 5078 South 111th Street, Omaha, Nebraska 68137.